SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        For the month of: September 2002

                                     ABB Ltd
               ---------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
           -----------------------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number, international:
                              + 011-41-1-317-7111



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                 ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No   X
                        ---                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----------------

This Form 6-K consists of the following:

1. Press release of ABB Ltd (the "Company"), dated September 18, 2002, announcing the sale of the Company's metering business.







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


Press Release

For your business and technology editors

ABB sells metering business for US$ 244 million

Sale is part of strategy to focus on power and automation technologies

Zurich, Switzerland, September 18, 2002 - ABB, the global power and automation technology group, said today it has sold its metering business to Ruhrgas Industries GmbH of Essen, Germany, for US$ 244 million on a cash and debt free basis.

"Water and electricity metering is no longer a core business for ABB, and its divestment is part of our strategy to focus on power and automation technology products for our utilities and industry customers," said Jurgen Dormann, ABB's chairman and CEO.

ABB said the proceeds from the sale would be used to further reduce its net debt.

ABB's global water and electricity meter business is headquartered in Luton, U.K., and employs about 3,800 people in more than 30 countries. The business, part of the Automation Technology Products division, reported revenues of about US$ 450 million in 2001.

The divestment is subject to customary regulatory approvals.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impacts. The ABB Group of companies has about 150,000 employees in more than 100 countries.









For further information please contact:
Media Relations:                              Investor Relations:
ABB Corporate Communications, Zurich          Switzerland: Tel. +41 43 317 3804
Wolfram Eberhardt                             Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6512                          USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958                          investor.relations@ch.abb.com
media.relations@ch.abb.com





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




                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ABB LTD

Date:  September 18, 2002              By:       /s/  BEAT HESS
                                           -----------------------------------
                                       Name:  Beat Hess
                                       Title: Group Senior Officer



                                       By:        /s/ HANS ENHORNING
                                           -----------------------------------
                                       Name:  Hans Enhorning
                                       Title: Group Vice President